Exhibit 21.1

Subsidiaries of MDB Capital Holdings, LLC

Name	Location of Formation	Ownership

MDB CG Management Company	Delaware	100%

Public Ventures, LLC	Texas	100%

PatentVest, Inc.	Delaware	100%

Invizyne Technologies, Inc.	Nevada	60%